UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 25, 2008
(Correcting Order Dated September 24, 2003)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cepheid

File No. 000-30755 – CF #13825

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Cepheid submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 25, 2003, as amended on September 15, 2003.

Based on representations by Cepheid that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.27	through March 24, 2013
Exhibit 10.28	through March 24, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support